Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Memorial Production Partners LP on Form S-4 of our report dated June 30, 2011, related to the statements of operating revenues and direct operating expenses of the Carthage Properties, as defined in the purchase and sale agreement dated February 24, 2011, between a third party and WHT Energy Partners, LLC, for the years ended December 31, 2010, 2009 and 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (1) the purpose of the statements; and (2) the adoption of oil and gas reserve estimation and disclosure rules effective December 31, 2009), appearing in the Current Report on Form 8-K of Memorial Production Partners LP dated March 5, 2013 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

June 19, 2013